FORM 4/A
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                         Cooke, Ronald Terry
                                                                 181 Whitehall Drive
                                                                 Markham, Ontario
                                                                 Canada L3R 9T1
2. Issuer Name and Ticker or Trading Symbol:                     Power Interactive Media, Inc.
                                                                 "PIAM"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                                     12/2001
5. If Amendment, Date of Original:                               12/14/01
6. Relation of Reporting Person to Issuer                        X Director: Chairman
                                                                 X 10% owner
                                                                 X Officer (Title): President
                                                                 _ Other (Specify)
        X Filed by One Reporting Person.
        _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                    common stock         common stock          common stock
2. Transaction Date:                                     12/01                12/17/01
3. Transaction Code                                      J                    J
4. Securities Acquired (A) or Disposed (D):              D(1)                 D(3)
Amount:                                                  200,000              400,000
A or D:
Price:                                                   A(2)                 A(4)
                                                         300,000              600,000
5. Amount of Securities  Beneficially owned at end       841,700(1)(2)        1,303,146             40,549
   of Month:
6. Ownership Form: Direct (D) or Indirect (I):           D                    I                     I
7. Nature of Indirect Beneficial Ownership:              N/A                  Cooke                 Team Power
                                                                              Enterprises, Inc.     Enterprises,
                                                                                                    Inc.

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                 Option                  Option                 Option

2. Date Exercisable and Expiration Date:          7/1/01, 7/1/06          7/1/02, 7/1/07         7/1/03, 7/1/08
3. Title and Amount of Underlying Securities:     100,000 shares          100,000 shares         100,000 shares
                                                  common stock            common stock           common stock
4. Conversion or Exercise Price of Derivative     $1.00                   $1.00                  $1.00
   Securities:
5. Ownership of Derivative Securities;            D                       D                      D
Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:       N/A                     N/A                    N/A


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                 Option                  Option

2. Date Exercisable and Expiration Date:          7/1/04, 7/1/09          7/1/05, 7/1/10
3. Title and Amount of Underlying Securities:     100,000 shares          100,000 shares
                                                  common stock            common stock
4. Conversion or Exercise Price of Derivative     $1.00                   $1.00
   Securities:
5. Ownership of Derivative Securities;            D                       D
Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:       N/A                     N/A

EXPLANATION OF RESPONSES:

(1) In December, Winburn E. Stewart, Jr. foreclosed on the 200,000 shares of the Company's restricted common stock owned by Ronald Terry Cooke pledged to secure an indebtedness by the Company in favor of Mr. Stewart in the amount of $100,000.
(2) In December, the Company reimbursed Mr. Cooke for the shares lost by him in the above transaction by issuing him 300,000 shares of the Company's restricted common stock.
(3)In December, Noreen Wilson foreclosed on the 400,000 shares of the Company's restricted common stock owned by Cooke Enterprises, Inc. pledged to secure an indebtedness by the Company in favor of Ms. Wilson in the amount of $155,000.
(4) In December, the Company reimbursed Cooke Enterprises, Inc. for the shares lost in the above transaction by issuing Cooke Enterprises, Inc. 600,000 shares of the Company's restricted common stock.




/s/ Ronald Terry Cooke                                    Date: 01/15/2002
------------------------------------------------
Ronald Terry Cooke
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).